UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963 (317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), by ARMOUR Residential REIT, Inc., a Maryland corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of March 1, 2016, among the Company, Parent and JMI Acquisition Corporation, a Maryland corporation and wholly-owned subsidiary of Parent (“Acquisition”).

These communications include the information set forth under Items 1.01, 5.03, 7.01, and 9.01 (including all exhibits attached thereto) of the Company’s Current Report on Form 8-K dated and filed on March 2, 2016, all of which is incorporated herein by reference.

Additional Information

The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, Acquisition will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will thereafter file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 related to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.  Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company on the Company’s website www.javelinreit.com or by calling (888) 991-1294.

Safe Harbor for Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including (i) that changes in the market values of the Company’s agency securities and derivatives, appraised values of its non-agency securities, its repurchase agreement balances or other elements of its book value per share, computed in accordance with the terms of the merger agreement, could change in a manner that would reduce the consideration to stockholders in the tender offer or merger, (ii) that the tender offer may not be completed at all or on the terms described, and (iii) that the merger transaction may not be consummated. Additional information concerning these and other risk factors are contained in the most recent filings with the SEC of the Company.  All subsequent written and oral forward-looking statements concerning the Company are expressly qualified in their entirety by the cautionary statements above.  The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.